Exhibit 21.1

Subsidiaries

Subsidiary	Jurisdiction
miraDry Holdings, Inc.	Delaware
miraDry, Inc.	Delaware
miraDry International, Inc.	Delaware
Miramar Labs HK Ltd.	Hong Kong
miraDry International Sweden AB	Sweden